UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1)

or 13(e)(1) of the Securities Exchange Act of 1934

MERU NETWORKS, INC.

(Name of Subject Company (Issuer))

MALBROUCK ACQUISITION CORP.

a wholly owned direct subsidiary of

FORTINET, INC.

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.0005 Per Share

(Title of Class of Securities)

59047Q103

(Cusip Number of Class of Securities)

John Whittle

Vice President and General Counsel

Fortinet, Inc.

899 Kifer Road

Sunnyvale, California 94086

Telephone: (408) 235-7700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jeffrey R. Vetter

Fenwick & West LLP

801 California Street

Mountain View, California 94041

Telephone: (650) 988-8500

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A*	N/A*

*	Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing because it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (this “Statement”) relates solely to preliminary communications made before the commencement of a planned tender offer by Malbrouck Acquisition Corp. (“Merger Sub”), a wholly-owned subsidiary of Fortinet, Inc. (“Fortinet”), for all of the outstanding common stock of Meru Networks, Inc. (“Meru”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of May 27, 2015, among Merger Sub, Fortinet and Meru.

The tender offer has not yet commenced. This document is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of the Meru, nor is it a substitute for the tender offer materials that Fortinet and Merger Sub will file with the SEC upon commencement of the tender offer. At the time the tender is commenced, Fortinet and Merger Sub will file tender offer materials on Schedule TO, and the Meru will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. Holders of shares of Meru are urged to read these documents when they become available because they will contain important information that holders of Meru securities should consider before making any decision regarding tendering their securities. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Meru at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov.

EXHIBIT INDEX

Exhibit 99.1	Joint Press Release issued by Fortinet, Inc. and Meru Networks, Inc. on May 27, 2015

Exhibit 99.2	Employee Presentation issued by Fortinet, Inc. on May 27, 2015

Exhibit 99.3	Email sent to employees of Meru Networks, Inc. on May 27, 2015